CLASS A DISTRIBUTION PLAN

ADDENDUM TO SCHEDULE

CALVERT WORLD VALUES FUND, INC.

Calvert International Opportunities Fund

Class A Distribution Plan expenses incurred by the Calvert International Opportunities Fund pursuant to this Plan may not exceed, on an annual basis, 0.50% of the Fund's daily net assets.

Date: May 31, 2007